BRF S.A.

Publically-Held Company with Authorized Capital

CNPJ (Brazilian Registry of Legal Entities) 01.838.723/0001-27

NIRE (Registered Company Identification Number) 42.300.034.240

CVM (Brazilian Securities and Exchange Commission) Number 1629-2

MINUTES OF THE 15th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 07, 2016

1.            Date, Time and Place: Held on September 7th, 2016, at 14:00 at the office of BRF S.A. (“Company”) located at Rua Hungria, 1.400, 5th floor, in São Paulo City, São Paulo state.

2.            Board: Chairman: Abilio dos Santos Diniz. Secretary: Larissa Brack.

3.            Summons and Attendance: The meeting was duly called and held within the terms of Section 21, §5, of the Company´s Bylaws, with all current members of the Board of Directors present: Messieurs Abilio dos Santos Diniz, Renato Proença Lopes, Aldemir Bendine, Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Vicente Falconi Campos and Walter Fontana Filho.

4.            Agenda: To resolve on the suspension of a member of the Statutory Audit Committee of the Company.

5.            Resolutions: After examining and discussing the item on the agenda, pursuant preliminary injunction granted in the context of the Federal Prosecutor’s Office investigation called "Operação Greenfield”, the members of the Board of Directors resolved, unanimously and without any reservations, to approve the suspension of the exercise of the function of member of the Statutory Audit Committee of the Company by Mr. Sergio Ricardo Silva Rosa, with the respective suspension of his remuneration. This resolution shall remain in force as long as there is a judicial order or competent authority decision that prevents Mr. Rosa from holding a management position in companies or corporate groups or until further decision of this Board of Directors.

6.            Approval and Signature of the Minutes: There being no other subjects to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form and, having been read and found correct, were signed by all those present. Signatures: Board: Mr. Abilio dos Santos Diniz – Chairman; Ms. Larissa Brack – Secretary. Members: Messieurs Abilio dos Santos Diniz, Renato Proença Lopes, Aldemir Bendine, Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Vicente Falconi Campos and Walter Fontana Filho.

I certify that the present minutes are an accurate true copy of the original which is filed in Book Number 5, pages 92 to 93 of the minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

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Larissa Brack

Secretary